40-206A

803-00216

Before the

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SEC
Mail Processing
Section

NOV - 2 2012

Washington, DC
121

In the Matter of

HIGHLAND CAPITAL MANAGEMENT, LLC
6077 Primacy Parkway, Suite 228
Memphis, Tennessee 38119

APPLICATION FOR AN ORDER PURSUANT TO SECTION 206A OF THE INVESTMENT ADVISERS ACT OF 1940 FOR AN EXEMPTION FROM THE PROVISIONS OF ADVISERS ACT RULE 206(4)-5(a)(1) TO PERMIT PAYMENT OF COMPENSATION DURING THE TWO-YEAR "TIME OUT" PERIOD

October 22, 2012

Please direct all communications regarding this application to:

Laurel C. Williams
lwilliams@bpjlaw.com
(901) 524-5182

C. Farris DeBoard
fdeboard@bpjlaw.com
(901) 524-5166

Burch, Porter & Johnson, PLLC
130 N. Court Avenue
Memphis, TN 38103

This application, including exhibits, consists of 26 pages.

12000009

I. INTRODUCTION

Highland Capital Management, LLC (the "Applicant") intends to hire Rick Masson to market the Applicant to new investment advisory clients including, but not limited to, individuals, businesses, government entities, and other private entities. As a potential employee of the Applicant, Mr. Masson's duties will qualify as solicitations under Rule 206(4)-5 (the "Rule") promulgated under Section 206(4) of the Investment Advisers Act of 1940 (the "Advisers Act"). Mr. Masson, before engaging in any employment discussions with the Applicant, made three political contributions to officials of a government entity that has been a client of the Applicant's for over 18 years, the City of Memphis (the "City") Pension Plan (the "Plan"). These contributions, which were made without the Applicant's knowledge, do not qualify for any of the permitted exceptions to the Rule. As such, if the Applicant hires Mr. Masson, the Applicant will be banned from receiving compensation from the Plan until July 2013. The Applicant contends that this loss of compensation from the Plan would make it impractical to continue its advisory relationship with the Plan.

For the reasons discussed more fully below, the Applicant hereby applies for an order from the U.S. Securities and Exchange Commission (the "Commission") pursuant to Section 206A of the Advisers Act exempting the Applicant from the Rule's two-year compensation ban with respect to the contributions noted above and permitting the Applicant to receive compensation during such two-year period for providing investment advisory services to the Plan (the "Application").

II. BACKGROUND

A. The Applicant

The Applicant is an investment adviser registered under the Advisers Act and organized as a limited liability company under the laws of the State of Tennessee. The Applicant specializes in managing equity and fixed income portfolios in the private, corporate and public sectors. Currently, the clients advised by the Applicant are individuals, charitable organizations, state and

municipal government entities, hospitals, pension and profit sharing plans, and trusts.

In March 2011, the Applicant circulated to its employees a set of policies and procedures designed to prevent employees from violating the Rule (the "Policy"). The Policy, which became effective on March 14, 2011, restricts the amounts of political contributions made by covered associates, as defined by the Rule, to the amounts provided under the "de minimis" exception to the Rule. Further, the Policy, which was designed to comply with the reporting requirements of the Advisers Act, requires that covered associates report contributions exceeding the Policy limits to the Applicant's Chief Compliance Officer ("CCO"). In accordance with Rule 204-2 of the Advisers Act, the Applicant also maintains records of all political contributions made by covered associates. Contributions made by covered associates exceeding the Policy limits are grounds for immediate termination. Covered associates must also certify each year that they are in compliance with the Policy. The CCO reviews all contributions made by new covered associates within the previous two years, or six months if the covered associate will not be soliciting clients, to ensure that the Applicant does not receive any compensation from government entities to which contributions were made for two years or six months, as applicable, from the date of the contribution.

B. The Applicant's Advisory Relationship with the Plan

In March 1994, the Applicant began providing advisory services to the Plan, and it continues to provide such services as of the date of this Application. The advisory services provided by the Applicant to the Plan are directed by a written investment policy. As of January 31, 2012, there were 19 investment advisers managing assets for the Plan. The Applicant managed 5% of the Plan's total assets as of January 31, 2012. The Applicant receives a fee each quarter based on the market value of the Plan's assets under management.

The Plan is administered by the City Pension Board of Administration (the "Board"). The nine member Board is made up of the City Mayor, the City Comptroller, five City employees, a citizen of the City, and a retiree of the City.

The City employees, the citizen, and the retiree are all appointed by the City Council on the recommendation of the City Mayor.

C. Rick Masson's Political Contributions

Rick Masson currently operates a private consulting company specializing in government relations and strategic planning. Mr. Masson served previously as an employee of the City from 1978 to 2003, retiring as the Chief Administrative Officer and Finance Director. More recently, he entered into a consulting contract with the City from July 2010 to September 2010 to evaluate the City's General Services Division.

In September 2011, the Applicant began discussing with Mr. Masson his possible employment with the Applicant. In accordance with its Policy, the Applicant contacted Mr. Masson later that month to determine what political contributions he had made within the last two years. On October 3, 2011, the Applicant received a listing of Mr. Masson's political contributions and learned that he had made the following three contributions: (1) a $500 contribution in May 2011 to the mayoral campaign of Mayor A.C. Wharton (the "Mayor"), the current Mayor of the City, (2) a $250 contribution in June 2011 to the City Council campaign of current City Councilman Jim Strickland ("Councilman Strickland"), and (3) a $200 contribution in June 2011 to the City Council campaign of current City Councilman William C. Boyd ("Councilman Boyd"). Because Mr. Masson did not reside in either Councilman Strickland's or Councilman Boyd's districts at the time the contributions were made, he was not eligible to vote for either City Councilman.

In November 2011, Mr. Masson obtained a full refund of the $500 contribution from the Mayor. In January 2012, Mr. Masson obtained a full refund of the $250 contribution from Councilman Strickland and a full refund of the $200 contribution from Councilman Boyd.

Over the past 10 years Mr. Masson has made numerous political contributions. Excluding the three contributions at issue in this Application, Mr. Masson has made approximately 40 political contributions to at least 25 different local, state and federal officials over the last 10 years in amounts varying from

$100 to $500. The three political contributions at issue in this Application are consistent with Mr. Masson's history of making such contributions over the last 10 years. None of Mr. Masson's political contributions, including those at issue in this Application, have been related to the Applicant or the Applicant's advisory relationship with the Plan.

III. DISCUSSION

A. The Rule

The Rule became effective on September 13, 2010, making it unlawful for an investment adviser registered with the Commission to provide investment advisory services for compensation to a government entity within two years after a contribution to an official of the government entity is made by the investment adviser or any covered associate, as defined in the Rule, of the investment adviser (including a person who becomes a covered associate within two years after the contribution is made). A contribution is defined to include a deposit of money or anything of value made for the purpose of influencing an election for a federal, state or local office. Advisers Act Rule 206(4)-5(f)(1). The contributions at issue in this Application meet this definition. A covered associate is defined to include any employee who solicits a government entity for the investment adviser and any person who supervises, directly or indirectly, such employee. Id. at 206(4)-5(f)(2)(ii). If hired, Mr. Masson will qualify as a covered associate. An official includes a person who was, at the time of the contribution, an incumbent, candidate or successful candidate for elective office of a government entity if the office is, or has the authority to appoint any person who is, directly or indirectly responsible for, or can influence the outcome of, the hiring of an investment adviser by a government entity. Id. at 206(4)-5(f)(6). The Mayor, Councilman Strickland and Councilman Boyd are all officials of a government entity. Government entities include all States and political subdivisions of a State, including, among other things, all public pension plans and other collective government funds, including participant directed plans such as 403(b), 457, and 529 plans. Id. at 206(4)-5(f)(5). The City and the Plan both qualify as government entities.

The two-year compensation ban, or time out period, is intended to "discourage advisers from participating in pay to play practices by requiring a 'cooling-off period' during which the effects of a political contribution on the selection process can be expected to dissipate." *Political Contributions by Certain Investment Advisers*, Investment Advisers Act Release No. IA-3043 (July 1, 2010) (the "Adopting Release"), at section II.B.2(a). The compensation ban does not apply to, and the Rule's prohibition on soliciting or coordinating contributions is not triggered by, contributions made before March 14, 2011, the Rule's compliance date. Id. at section III.A. The Rule incorporates a "look back" for contributions made within two years of a person becoming a covered associate. As such, if a political contribution is made by a person less than two years from the time the person becomes a covered associate, the Rule prohibits the adviser that hires the contributing covered associate from receiving compensation from the hiring or promotion date until the two-year period has run. Id. at section II.B.2(a)(5).

The Rule provides an exception to permit covered associates to make certain "de minimis" contributions without triggering the two-year compensation ban of up to $350, per election, to an elected official or candidate for whom the covered associated is entitled to vote, and up to $150, per election, to an elected official or candidate for whom the covered associate is not entitled to vote. The Rule also provides an adviser with a limited ability to cure the consequences of an inadvertent political contribution made by a covered associate to an elected official or candidate for whom the covered associated is not entitled to vote, subject to certain conditions. Advisers Act Rule 206(4)-5(b)(3)(i). None of these exceptions to the Rule apply to the contributions at issue in this Application.

Overall, the Rule is intended to address pay to play relationships that "interfere with the legitimate process by which advisers are chosen based on the merits rather than on their contributions to political officials." Id. at section IV.A. According to the Commission, "we believe a merit-based competitive process may result in the allocation of public pension monies to different advisers who may well deliver better investment performance and lower advisory fees than those advisers whose selection was influenced by pay to play." Id. The Commission believes that the Rule "will reduce the occurrence of fraudulent conduct resulting from pay to play and thus will achieve its goal of protecting

public pension plans, beneficiaries, and other investors from the resulting harms." Id. Further, the Commission has commented that "by addressing pay to play practices, we will help level the playing field so that the advisers selected to manage retirement funds and other investments for the public are more likely to be selected based on the quality of their advisory services." Id.

B. The Rule's Exemptive Provision

An adviser may apply to the Commission for an order exempting it from the two-year compensation ban. Advisers Act Rule 206(4)-5(e). The Commission can exempt advisers from the Rule's compensation ban "where the adviser discovers contributions that trigger the compensation ban only after they have been made, and when imposition of the prohibition is unnecessary to achieve the Rule's intended purpose." Adopting Release at section II.B.2(f). The Rule's exemptive process may be available in instances where an adviser believes Application of the look-back provisions "would yield an unintended result." Id. at footnote 205. According to the Commission, the exemptive process will "provide advisers with an additional avenue by which to seek to cure the consequences of an inadvertent violation by the adviser that falls outside the limits of the Rule's [permitted exceptions]." Id. at section II.B.2(f)

The Commission will consider, among other things, the following factors in determining whether to grant an exemption from the Rule's compensation ban:

(1) Whether the exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Advisers Act;
(2) Whether the investment adviser:
    i. Before the contribution resulting in the prohibition was made, adopted and implemented policies and procedures reasonably designed to prevent violations of this section; and
    ii. Prior to or at the time the contribution which resulted in such prohibition was made, had no actual knowledge of the contribution; and

iii. After learning of the contribution:

(A) Has taken all available steps to cause the contributor involved in making the contribution which resulted in such prohibition to obtain a return of the contribution; and

(B) Has taken such other remedial or preventive measures as may be appropriate under the circumstances;

(3) Whether, at the time of the contribution, the contributor was a covered associate or otherwise an employee of the investment adviser, or was seeking such employment;

(4) The timing and amount of the contribution which resulted in the prohibition;

(5) The nature of the election; and

(6) The contributor's apparent intent or motive in making the contribution which resulted in the prohibition, as evidenced by the facts and circumstances surrounding such contribution.

Advisers Act Rule 206(4)-5(e).

C. Application of the Rule's Exemptive Factors to Mr. Masson's Contributions

The Commission has asserted that it intends to apply the Rule's six exemptive factors with "sufficient flexibility to avoid consequences disproportionate to the violation, while effecting the policies underlying the Rule." Adopting Release at section II.B.2(f). Granting the Applicant's exemption request does not violate the underlying purposes of the Rule and, considering the facts and circumstances described herein, it is appropriate in the public interest and consistent with the protection of investors. The Applicant is one of 19 investment advisers providing advisory services to the Plan, and Mr. Masson's contributions, which were returned in full, should not influence or interfere with the legitimate process by which advisers are monitored and chosen for the Plan by the Board.

If the exemption request is denied, the Applicant must either refuse to hire Mr. Masson or terminate its advisory relationship with the Plan due to the loss of revenue resulting from the compensation ban. Terminating the advisory relationship with the Plan will likely harm the Plan and the Plan's participants due to the disruption of advisory services and the costs associated with locating and hiring another advisory firm. Granting the exemption is in the public interest because it will allow the Applicant to continue its long-term advisory relationship with the Plan.

The Applicant adopted and implemented a Policy to enforce and comply with the Rule in March 2011, two months prior to the date that Mr. Masson made the three contributions and prior to the Rule's compliance date. The Policy was effective in catching the contributions at issue. The Applicant had no knowledge of the contributions until October 2011. After learning of the contributions, the Applicant, pursuant to its Policy, requested that Mr. Masson seek to obtain a return of the contributions from the Mayor and the two City Councilmen. Mr. Masson later requested and obtained full refunds from the Mayor and the two City Councilmen.

Mr. Masson is not now an employee of the Applicant, and he was not an employee when he made the contributions in May and June 2011. Employment discussions between Mr. Masson and the Applicant began in September 2011, nearly three months after he made any of the contributions at issue. The amounts of the contributions, $150 over the de minimis limit for the Mayor, $100 over the de minimis limit for Councilman Strickland, and $50 over the de minimis limit for Councilman Boyd, are relatively small considering the amounts that are raised typically in Mayoral and City Council elections in large metropolitan areas.

Mr. Masson's singular motive in making the contributions was to support the Mayor's and the City Councilmen's candidacies, as he has done for other candidates over the past 10 years. Further, Mr. Masson was employed by the City for nearly 25 years and has had a personal relationship with the Mayor for 20 years, with Councilman Strickland for 15 years, and with Councilman Boyd for 30 years.

The City has been a client of the Applicant's for over 18 years. This relationship is unrelated to Mr. Masson or the contributions at issue. If the Applicant is exempted, Mr. Masson will not solicit the City and will not be involved in any way with the Applicant's advisory relationship with the City during the two year time-out period pursuant to the Rule. If exempted, the Applicant will comply with the conditions set forth in the "Relief Requested" section below.

D. Precedent

As of the date of the filing of this Application, the Commission has not yet issued an exemptive order addressing the Rule. As such, there is no precedent for the exemptive relief requested in this Application. We submit that MSRB Rule G-37, Political Contributions and Prohibitions on Municipal Securities Business ("Rule G-37"), however, is similar in purpose, form and substance to the Rule at issue and interpretations of Rule G-37 may be useful in considering this Application. See *Staff Responses to Questions About the Pay to Play Rule*, Questions II.4. and V.2., *located at* http://www.sec.gov/divisions/investment/pay-to-play-faq.htm (last visited on October 19, 2012). The Commission modeled the Rule at issue on Rule G-37, and similar MSRB rules, which since 1994 have prohibited municipal securities dealers from participating in pay to play practices. Adopting Release at section I. Further, the factors used to determine whether to grant an exemption under Rule G-37 are nearly identical to the factors used to determine whether to grant an exemption from the Rule's compensation ban. See MSRB Rule G-37(i).

Recently, the Financial Industry Regulatory Authority ("FINRA") granted an exemption under Rule G-37 based on facts similar to those present in this Application. June 27, 2011 FINRA Exemptive Letter, *located at* http://www.finra.org/Industry/Regulation/Guidance/ExemptiveLetters/P123915 (last visited on October 19, 2012) (the "FINRA Letter"). The FINRA Letter is typical of other letters issued by FINRA granting exemptions pursuant to Rule G-37 under similar factual scenarios. See, e.g., September 7, 2010 FINRA Exemptive Letter *located at* http://www.finra.org/Industry/Regulation/Guidance/ExemptiveLetters/P123851 (last visited on October 19, 2012), and June 10, 2010 FINRA Exemptive Letter

located *at* http://www.finra.org/Industry/Regulation/Guidance/ExemptiveLetters/P123837 (last visited on October 19, 2012). The FINRA Letter involved a request by the applicant for an exemption under Rule G-37(i) and FINRA Rule 9610 from the prohibition from engaging in municipal securities business with the state under Rule G-37(b). As described in the FINRA Letter, a municipal finance professional employed by the applicant (the "Employee") made a $25 political contribution to a gubernatorial candidate for whom the Employee was not entitled to vote in violation of Rule G-37. The applicant discovered such contribution during the applicant's due diligence review in connection with the hiring of the Employee. Id. FINRA granted the exemption based on the specific facts set forth in the applicant's request, and on its application of the factors for exemptive relief as set forth in Rule G-37(i). Id.

The representations made by the applicant in the FINRA Letter are very similar to the representations made herein by the Applicant regarding Mr. Masson's political contributions. The Employee identified above was not a municipal financial professional when the contribution was made, as Mr. Masson was not an employee of the Applicant at the time the contributions were made. Further, none of the parties identified in the FINRA Letter or in this Application anticipated a future employment relationship at the time the contributions were made. Similar to the applicant's relationship with the state described above, the Applicant herein has had a professional relationship with the City for over 18 years, and such relationship has never been related to Mr. Masson or his contributions.

Mr. Masson's contributions, similar to the contribution described in the FINRA Letter, resulted from his long-standing personal relationships with the Mayor and the City Councilmen and were not related in any way to the Applicant or the Applicant's relationship with the City. Mr. Masson, unlike the Employee, obtained full refunds of the three contributions at issue. The Applicant herein, like the applicant described above, has implemented a Policy designed to ensure compliance with the Rule. Further, the Applicant discovered the contributions at issue during its due diligence review associated with Mr. Masson's potential employment. Finally, the Applicant will take similar preventative measures by ensuring that, if exempted, Mr. Masson will not solicit the City and will not be

involved in the Applicant's advisory relationship with the City during the two year time-out period. Although the FINRA Letter is not direct precedent for the relief requested in this Application, it is useful in considering this Application because it applied nearly identical factors to a similar fact pattern, which resulted in an exemption.

E. <u>An Exemption is Warranted</u>

The Applicant submits that the facts and circumstances described in this Application warrant an exemption from the Rule's two-year ban on compensation. Because Mr. Masson's previous contributions do not qualify for any of the exceptions provided by the Rule, the loss of revenue from the Plan makes it impractical to hire Mr. Masson unless the Applicant receives an exemption from the Rule's compensation ban. Considering the Rule's exemptive factors, FINRA's interpretations of Rule G-37, and the Commission's stated intentions in adopting the Rule, enforcing a compensation ban triggered by three relatively small contributions to an official of a client with whom the Applicant has enjoyed a long-term advisory relationship would yield an unnecessary and unintended result for the Applicant and for the City.

The facts and circumstances described herein suggest that Mr. Masson's contributions were not made to influence an award of an advisory contract. In this instance, the Applicant is faced with the unfortunate decision to either refuse to hire Mr. Masson or terminate its 18 year relationship with the City due the potential loss of revenue from the compensation ban. We submit that this result is not consistent with the Rule's intentions and is not necessary to achieve the purpose of the Rule, which is "to prevent direct quid pro quo arrangements, fraudulent and manipulative acts and practices, and improve the mechanism of a free and open market for investment advisory services for government entity clients." Adopting Release at footnote 79.

IV. RELIEF REQUESTED

Based on the reasons stated above, the Applicant seeks an order from the Commission exempting it from the two-year compensation ban under Advisers

Act Rule 206(4)-5(a)(1) to permit payment of compensation by the Plan to the Applicant during the two-year period from the date Mr. Masson made the contributions at issue in this Application provided that the Applicant complies with the following conditions:

1. Mr. Masson will be prohibited from discussing any business of the Applicant with any "government entity" client or prospective client for which the Mayor, Councilman Strickland and Councilman Boyd are an "official" as defined in rule 206(4)-5(f)(6) until July 1, 2013.

2. Notwithstanding condition 1, Mr. Masson is permitted to respond to inquiries from, and make presentations to, any government entity client described in condition 1 regarding accounts already managed by the Applicant as of the date he is hired. The Applicant will maintain a log of such interactions in accordance with the retention requirements set forth in rule 204-2(e) of the Adviser's Act.

3. Mr. Masson will receive a written notification of these conditions and will provide a quarterly certification of compliance until July 1, 2013. Copies of the certifications will be maintained by the Applicant in accordance with the retention requirements set forth in rule 204-2(e) of the Adviser's Act.

The Applicant submits that the order is necessary and appropriate in the public interest, consistent with the protection of investors, and consistent with the purposes fairly intended by the policy and provisions of the Advisers Act.

V. PROCEDURAL MATTERS

Pursuant to Rule 0-4 of the rules and regulations under the Advisers Act, a form of proposed notice for the order of exemption requested by this Application is set forth as Exhibit A to this Application. In addition, a form of proposed order of exemption requested by this application is set forth as Exhibit B to this Application.

AUTHORIZATIONS

On the basis of the foregoing, the Applicant submits that all the requirements contained in Rule 0-4 under the Advisers Act relating to the signing and filing of this Application have been complied with, and the Applicant declares that the Application is signed on its behalf by an authorized officer of Highland Capital Management, LLC, pursuant to its By-Laws authorizing such an officer of the company to execute and deliver any instrument in the name of and on behalf of the company subject to the control and direction of the members of the company.

Dated October 22, 2012

Highland Capital Management, LLC

By: [signature]

Steven Wishnia

Its: President

VERIFICATIONS

STATE OF TN
COUNTY OF SHELBY

Before me, a Notary Public in and for the County and State aforesaid, personally appeared Steven Wishnia, with whom I am personally acquainted (or proved to me on the basis of satisfactory evidence), and who, in his capacity as President of Highland Capital Management, LLC, upon oath, acknowledged that he executed the attached Application for an order pursuant to Section 206A of the Investment Advisers Act of 1940 dated October 22, 2012, for and on behalf of Highland Capital Management, LLC; that he is the President of Highland Capital Management, LLC; and that all action by Highland Capital Management, LLC necessary to authorize him to execute and file such Application has been taken. Steven Wishnia further says that he is familiar with such Application and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Witness my hand and seal, this 22 day of October, 2012.

Constance M. Lich

NOTARY PUBLIC

My Commission Expires: 02/27/13

CONSTANCE M. LICH
STATE OF TENNESSEE NOTARY PUBLIC
SHELBY COUNTY
My Comm. Exp. 2-27-2013

<u>EXHIBIT A</u>

SECURITIES AND EXCHANGE COMMISSION

Release No. _________ / ________

Highland Capital Management, LLC: Notice of Application

October __, 2012

AGENCY: Securities and Exchange Commission (the "Commission")

ACTION: Notice of application for an exemptive order pursuant to Section 206A of the Investment Advisers Act of 1940 (the "Advisers Act").

APPLICANT: Highland Capital Management, LLC

RELEVANT ADVISERS ACT SECTIONS: Exemption requested pursuant to section 206A of the Advisers Act from provision (a)(1) of Advisers Act Rule 206(4)-5.

SUMMARY OF APPLICATION: Applicant requests that the Commission issue an order pursuant to section 206A of the Advisers Act exempting it from Advisers Act Rule 206(4)-5(a)(1) (the "Rule"), which makes it unlawful for any investment adviser registered with the Commission to provide investment advisory services for compensation to a government entity within two years after a contribution to an official of the government entity is made by the investment adviser or any covered associate of the investment adviser, including a person who becomes a covered associated within two years after the contribution is made.

FILING DATES: The Application was filed on October __, 2012.

HEARING OR NOTIFICATION OF HEARING: An order granting the Application will be issued unless Commission orders a hearing. Interested

persons may request a hearing by writing to the Commission's Secretary and serving Applicant with a copy of the request, personally or by mail. Hearing requests should be received by the SEC by 5:30 p.m. on ____________________, 2012 and should be accompanied by proof of service on Applicant, in the form of an affidavit or, for attorneys, a certificate of service. Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested. Persons may request notification of a hearing by writing to the Commission's Secretary.

ADDRESSES: Secretary, Securities and Exchange Commission, 100 F Street, NE, Washington, D.C. 20549-1090. Applicant, Highland Capital Management, LLC, c/o C. Farris DeBoard, Burch, Porter & Johnson, PLLC, 130 N. Court Avenue, Memphis, TN 38103.

FOR FURTHER INFORMATION CONTACT: Vanessa M. Meeks at (202) 551-6806 (Division of Investment Management, Securities and Exchange Commission).

SUPPLEMENTARY INFORMATION: The following is a summary of the Application. The complete Application may be obtained for a fee at the Commission's Public Reference Branch, 100 F Street, NE, Washington, D.C. 20549-0102 (telephone (202) 551-5850).

APPLICANT'S REPRESENTATIONS:

1. Applicant is an investment adviser registered under the Advisers Act and organized as a limited liability company under the laws of the State of Tennessee. The Applicant specializes in managing equity and fixed income portfolios in the private, corporate and public sectors.

2. In March 1994, the Applicant began providing advisory services to the City of Memphis Pension Plan (the "Plan"), and continues to provide such services as of the date of this notice. As of January 31, 2012, there were 19 investment advisers managing assets for the Plan and the Applicant managed 5% of the Plan's total assets. The Applicant receives a fee each quarter based on the market value of the Plan's assets under management.

3. The Applicant's performance regarding the Plan is monitored by an outside consultant for the City of Memphis (the "City"), Segal Advisors, Inc. ("Segal"). Segal is registered with the Commission as an investment advisor, and provides independent investment consulting services. Segal reviews the performance of all of the investment advisers managing assets for the Plan and makes recommendations based on such reviews to the City Pension Board of Administration (the "Board"). The nine member Board is responsible for administering the Plan and is made up of the City Mayor, the City Comptroller, five City employees, a citizen of the City, and a retiree of the City. The City employees, the citizen, and the retiree are all appointed by the City Council on the recommendation of the City Mayor.

4. The Applicant intends to hire Rick Masson to market the Applicant to new investment advisory clients including, but not limited to, individuals, businesses, government entities, and other private entities. Mr. Masson, before engaging in any employment discussions with the Applicant, made three political contributions to officials of a government entity that has been a client of the Applicant's for over 18 years. These contributions do not qualify for any of the permitted exceptions to the Rule.

5. If the Applicant hires Mr. Masson, the Applicant will be banned from receiving compensation from the Plan until July 2013. The Applicant contends that this loss of compensation from the Plan would make it impractical to continue its advisory relationship with the Plan. The Applicant will not hire Mr. Masson unless it receives an exemption from the Rule's two year compensation ban.

6. In March 2011, the Applicant circulated to its employees a set of policies and procedures designed to prevent employees from violating the Rule (the "Policy"). The Policy restricts the amounts of political contributions made by covered associates and requires that covered associates report contributions exceeding the Policy limits to the Applicant's Chief Compliance Officer ("CCO"). The CCO reviews all such contributions to ensure that the Applicant does not receive any compensation from government entities to which

contributions were made for two years, or six months as applicable, from the date of the contribution.

7. In September 2011, employment discussions began between the Applicant and Mr. Masson. The Applicant, pursuant to the Policy, contacted Mr. Masson later that month to determine what political contributions he had made within the last two years. On October 3, 2011, the Applicant received a listing of Mr. Masson's political contributions and learned that he had made the following three contributions: (1) a $500 contribution in May 2011 to the mayoral campaign of Mayor A.C. Wharton (the "Mayor"), the current Mayor of the City, (2) a $250 contribution in June 2011 to the City Council campaign of current City Councilman Jim Strickland ("Councilman Strickland"), and (3) a $200 contribution in June 2011 to the City Council campaign of current City Councilman William C. Boyd ("Councilman Boyd"). Mr. Masson was not eligible to vote for Councilman Boyd or Councilman Strickland at the time he made the contributions at issue.

8. In November 2011, Mr. Masson obtained a full refund of the $500 contribution from the Mayor. In January 2012, Mr. Masson obtained a full refund of the $250 contribution from Councilman Strickland and a full refund of the $200 contribution from Councilman Boyd.

9. Rick Masson currently operates a private consulting company specializing in government relations and strategic planning. Mr. Masson served previously as an employee of the City from 1978 to 2003, retiring as the Chief Administrative Officer and Finance Director.

10. Excluding the three contributions at issue herein, Mr. Masson has made approximately 40 political contributions to at least 25 different local, state and federal officials over the last 10 years in amounts varying from $100 to $500. None of Mr. Masson's political contributions, including those at issue, have been related to the Applicant or the Applicant's advisory relationship with the Plan. The Applicant contends that the three political contributions at issue are consistent with Mr. Masson's history of making such contributions over the last 10 years.

APPLICANT'S LEGAL ANALYSIS:

1. Section 206A of the Advisers Act grants the Commission the authority to "conditionally or unconditionally exempt any person or transaction...from any provision or provisions of [the Advisers Act] or of any rule or regulation thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of [the Advisers Act]."

2. The Rule is intended to address pay to play relationships that "interfere with the legitimate process by which advisers are chosen based on the merits rather than on their contributions to political officials." The Rule became effective on September 13, 2010, making it unlawful for an investment adviser registered with the Commission to provide investment advisory services for compensation to a government entity within two years after a contribution to an official of the government entity is made by the investment adviser or any covered associate, as defined in the Rule, of the investment adviser (including a person who becomes a covered associate within two years after the contribution is made).

3. A contribution is defined to include a deposit of money or anything of value made for the purpose of influencing an election for a federal, state or local office. A covered associate is defined to include any employee who solicits a government entity for the investment adviser and any person who supervises, directly or indirectly, such employee. An official includes an incumbent, candidate or successful candidate for elective office of a government entity if the office is directly or indirectly responsible for, or can influence the outcome of, the hiring of an investment adviser. Government entities include all state and local governments, their agencies and instrumentalities, and all public pension plans and other collective government funds, including participant-directed plans such as 403(b), 457, and 529 plans.

4. The Rule incorporates a "look back" for contributions made within two years of a person becoming a covered associate. As such, if a political contribution is made by a person less than two years from the time the person becomes a covered associate, the Rule prohibits the adviser that hires the contributing covered associate from receiving compensation from the hiring or promotion date until the two-year period has run.

5. The Rule provides an exception to permit covered associates to make certain "de minimis" contributions without triggering the two-year compensation ban of up to $350, per election, to an elected official or candidate for whom the covered associated is entitled to vote, and up to $150, per election, to an elected official or candidate for whom the covered associate is not entitled to vote. The Rule also provides a limited ability to cure the consequences of an inadvertent political contribution made by a covered associate up to $350, per election, to an elected official or candidate for whom the covered associated is not entitled to vote. To qualify for this exception to the Rule, an adviser must have discovered the contribution within four months of the date of the contribution, and, within 60 days after learning of the triggering contribution, the contributor must obtain a return of the contribution. None of these exceptions to the Rule apply to the three contributions at issue made by Mr. Masson.

6. An adviser may apply to the Commission for an order exempting it from the two-year compensation ban. The Commission can exempt advisers from the Rule's compensation ban "where the adviser discovers contributions that trigger the compensation ban only after they have been made, and when imposition of the prohibition is unnecessary to achieve the Rule's intended purpose."

7. The Commission will consider the following six factors in determining whether to grant an exemption from the Rule's compensation ban:

(1) Whether the exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Advisers Act;

(2) Whether the investment adviser:

i. Before the contribution resulting in the prohibition was made, adopted and implemented policies and procedures reasonably designed to prevent violations of this section; and

ii. Prior to or at the time the contribution which resulted in such prohibition was made, had no actual knowledge of the contribution; and

iii. After learning of the contribution:

(A) Has taken all available steps to cause the contributor involved in making the contribution which resulted in such prohibition to obtain a return of the contribution; and

(B) Has taken such other remedial or preventive measures as may be appropriate under the circumstances;

(3) Whether, at the time of the contribution, the contributor was a covered associate or otherwise an employee of the investment adviser, or was seeking such employment;

(4) The timing and amount of the contribution which resulted in the prohibition;

(5) The nature of the election; and

(6) The contributor's apparent intent or motive in making the contribution which resulted in the prohibition, as evidenced by the facts and circumstances surrounding such contribution.

8. The Applicant contends that granting the Applicant's exemption request does not violate the underlying purposes of the Rule and, considering the unique facts and circumstances described herein and in the Application, it is appropriate in the public interest and consistent with the protection of investors. The City has been a client of the Applicant's for nearly 18 years. This relationship is unrelated to Mr. Masson or the contributions at issue. The Applicant asserts that it will not benefit from Mr. Masson's political contributions, and such contributions will have no effect on its advisory relationship with the Plan.

9. The Applicant submits that granting the exemption is appropriate in the public interest because it will allow the Applicant to hire Mr. Masson and continue its long-term advisory relationship with the Plan. If the exemption request is denied, the Applicant must either refuse to hire Mr. Masson or terminate its advisory relationship with the Plan. Because Mr. Masson's previous contributions do not qualify for any of the Rule's permitted exceptions, the loss of potential revenue makes it impractical to hire Mr. Masson unless the exemption request is granted. The Applicant submits that terminating its advisory relationship with the Plan will likely harm the Plan and the Plan's participants due to the disruption of advisory services and the costs associated with locating and hiring another advisory firm.

10. The Applicant adopted and implemented a Policy to enforce and comply with the Rule in March 2011, two months prior to the date that Mr. Masson made the three contributions at issue. The Policy was effective in catching these contributions. The contributions at issue were made without the Applicant's knowledge. After learning of the contributions, the Applicant, pursuant to its Policy, requested that Mr. Masson obtain a return of the contributions. Mr. Masson has obtained full refunds of the contributions.

11. Mr. Masson is not now an employee of the Applicant, and he was not an employee when he made the contributions at issue. The Applicant asserts that the amounts of the contributions, $150 over the de minimis limit for the Mayor, $100 over the de minimis limit for Councilman Strickland, and $50 over the de minimis limit for Councilman Boyd, are fairly insignificant considering the amounts that are raised typically in Mayoral and City Council elections in large metropolitan areas.

12. The Applicant submits that Mr. Masson's singular motive in making the contributions at issue was to support the Mayor's and the City Councilmen's candidacies. Mr. Masson has had a personal relationship with the Mayor for 20 years, with Councilman Strickland for 15 years, and with Councilman Boyd for 30 years.

13. If the Applicant's exemption request is granted, the Applicant will comply with the following conditions:

(1) Mr. Masson will be prohibited from discussing any business of the Applicant with any "government entity" client or prospective client for which the Mayor, Councilman Strickland and Councilman Boyd are an "official" as defined in rule 206(4)-5(f)(6) until July 1, 2013.

(2) Notwithstanding condition (1), Mr. Masson is permitted to respond to inquiries from, and make presentations to, any government entity client described in condition (1) regarding accounts already managed by the Applicant as of the date he is hired. The Applicant will maintain a log of such interactions in accordance with the retention requirements set forth in rule 204-2(e) of the Adviser's Act.

(3) Mr. Masson will receive a written notification of these conditions and will provide a quarterly certification of compliance until July 1, 2013. Copies of the certifications will be maintained by the Applicant in accordance with the retention requirements set forth in rule 204-2(e) of the Adviser's Act.

For the Commission, by the Division of Investment Management, under delegated authority.

____

[NAME]

[TITLE]

EXHIBIT B

INVESTMENT ADVISERS ACT OF 1940

Release No. ________ / _______, 2012

IN THE MATTER OF

HIGHLAND CAPITAL MANAGEMENT, LLC
6077 Primacy Parkway, Suite 228
Memphis, Tennessee 38119

ORDER UNDER SECTION 206A OF THE INVESTMENT ADVISERS ACT OF 1940 GRANTING AN EXEMPTION FROM THE PROVISIONS OF ADVISERS ACT RULE 206(4)-5(a)(1)

Highland Capital Management, LLC ("HCM") filed an application on October ___, 2012 (the "Application") requesting an Order pursuant to Section 206A of the Investment Advisers Act of 1940 (the "Advisers Act"), exempting HCM from provision (a)(1) of Advisers Act Rule 206(4)-5 promulgated under Section 206(4) of the Advisers Act, based on the unique facts and circumstances described in the Application and subject to the representations set forth in the Application.

On ________________, 2012, a notice of the filing of the Application was issued (Investment Advisers Act Release No. ___________). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the Application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, based on the information set forth in the Application, that granting the requested exemption is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Advisers Act.

Accordingly,

IT IS ORDERED, that the requested exemption from provision (a)(1) of Advisers Act Rule 206(4)-5 promulgated under Section 206(4) of the Advisers Act is hereby granted, effective immediately.

For the Commission, by the Division of Investment Management, under delegated authority.

____

[NAME]

[TITLE]